SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on September 19, 2018 drawn up in summary form

1.

Date, Time and Venue: On September 19, 2018, starting at 12:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.

Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, as copresidents, and Messrs. Vicente Falconi Campos, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Cecilia Sicupira, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa, Nelson José Jamel and Carlos Eduardo Klutzenschell Lisboa (in substitution of Mr. Milton Seligman). Mr. Michel Dimitrios Doukeris, an alternate member of the board o directors, also attended the meeting.

3.	Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.

Resolutions: After all questions and clarifications were made available to the members of the board of directors, it was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.         Compliance Antitrust and Related Parties Committee. To elect, in accordance with article 16, 2nd paragraph, of the Company's bylaws, Mr. Marcos de Barros Lisboa as a member of the Company's Compliance Antitrust and Related Parties Committee, for a term of office until the Annual General Shareholders' Meeting that will deliberate on the financial statements for the fiscal year ending December 31, 2019.

5.	Closure: With no further matters to be discussed, the Minutes hereof were drawn up and duly executed.

São Paulo, September 19, 2018.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Vicente Falconi Campos	/s/ Marcos de Barros Lisboa

/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Cecilia Sicupira	/s/ Roberto Moses Thompson Motta

/s/ José Heitor Attilio Gracioso	/s/ Nelson José Jamel
/s/ Carlos Eduardo Klutzenschell Lisboa	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer